SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                AMENDMENT 1 TO
                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   __X__            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                   No  __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

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This Amendment 1 to Form 6-K consists of the following:

          The clarification announcement on June 13, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant"). The disclosure made in this filing is exactly identical to the Form 6-K filing dated June 17, 2003 and the sole purpose of filing this amendment is to correct two technical errors on the cover page and the error of the signatory.


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            The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                            [LOGO GRAPHIC OMITTED]
                        (a joint stock limited company
    incorporated in the People's Republic of China with limited liability)

                          CLARIFICATION ANNOUNCEMENT

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o     Prior to listing of Sinopec Corp. on the Stock Exchange, Maoming Oil
      Refinery (a subsidiary of Sinopec Corp.) has issued convertible bonds of RMB1,500,000,000 which are convertible into shares of Maoming Oil Refinery.


o     Maoming Oil Refinery is considering the issue A shares.


o The proposed issue of A shares by Maoming Oil Refinery constitutes a spin-off of Maoming Oil Refinery by Sinopec Corp. for the purpose of the Listing Rules.

o The proposed issues of A shares and spin-off are not yet finalised, and may or may not proceed.

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Reference is made to certain press articles which were published on 13 June
2003 relating to the proposed issue of A shares ("Issue of A Shares") by Sinopec Maoming Oil Refinery & Chemical Company Limited ("Maoming Oil Refinery") which is a subsidiary of China Petroleum & Chemical Corporation ("Sinopec Corp.").


The directors of Sinopec Corp. wish to clarify the press articles concerning the proposed Issue of A Shares. Prior to listing of Sinopec Corp. on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), Maoming Oil Refinery issued convertible bonds of RMB1,500,000,000 in July 1999 by way of public offer in the PRC. The convertible bonds are tradeable on the Shenzhen Stock Exchange. Holders of the convertible bonds may exercise their rights to convert the convertible bonds into ordinary shares of Maoming Oil Refinery at a conversion price which is determined according to the time of conversion. As certain holders of the convertible bonds have demanded conversion, Maoming Oil Refinery is considering the Issue of A Shares for conversion. The Issue of A Shares and a separate listing of Maoming Oil Refinery constitute a proposed spin-off of Maoming Oil Refinery by Sinopec Corp. (the "Proposed Spin-Off") for the purpose of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Proposed Spin-Off is subject to the requirements set out in Practice Note 15 of the Listing Rules. The A shares of Maoming Oil Refinery will not be listed within three years of the date of Sinopec Corp.'s listing on the Stock Exchange. The Issue of A Shares is also subject to the satisfaction of the listing requirements of the Listing Rules of a stock exchange in the PRC and the approval by the relevant PRC authorities. Neither the timetable for the Proposed Spin-Off, the Issue of A Shares nor the use of proceeds arising from the Issue of A Shares have been finalised. As such, the Proposed Spin-Off may or may not proceed. Shareholders and investors should exercise caution in dealing with the shares of Sinopec Corp.


Further announcements will be made by Sinopec Corp. as and when necessary in relation to the Proposed Spin-Off which is subject to compliance with the requirements of the Listing Rules.


                                                           By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                                         Chen Ge
                                             Secretary to the Board of Directors


Beijing, PRC, 13 June 2003



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                                   SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation

                                                                 By: /s/ Chen Ge
                                                                     -----------
                                                                   Name:Chen Ge
                                     Title: Secretary to the Board of Directors

Date: June 19, 2003